Exhibit 12.1

Valmont Industries, Inc.

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Six months	Six months	Fiscal year	Fiscal year	Fiscal year	Fiscal year	Fiscal year
	ended	ended	ended	ended	ended	ended	ended
	June 28,	June 29,	December 28,	December 29,	December 31,	December 25,	December 26,
	2014	2013	2013	2012	2011	2010	2009

Fixed charges, as defined
Interest Expense	16,501	16,215	32,502	31,625	36,175	30,947	15,760
Capitalized interest	—	—	—	—	—	—	—
Interest component of non-cancelable lease rent	4,578	4,420	8,856	8,215	7,592	6,911	5,431

Total fixed charges (A)	21,079	20,635	41,358	39,840	43,767	37,858	21,191

Earnings, as defined:
Earnings before income taxes and equity in earnings of nonconsolidated subsidiaries	186,530	251,124	449,417	359,290	233,757	152,982	226,084
Fixed Charges - from above	21,079	20,635	41,358	39,840	43,767	37,858	21,191
Total earnings and fixed charges (B)	207,609	271,759	490,775	399,130	277,524	190,840	247,275

Ratio of earnings to fixed charges (B/A)	9.85	13.17	11.87	10.02	6.34	5.04	11.67